Lehman Brothers Holdings Inc.
                       3 World Financial Center, 24th Floor
                                New York, NY 10285


                           OFFICE OF THE GENERAL COUNSEL


                                                              February 11, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn:  Document Control--EDGAR

                                 Re: SCHEDULE 13G


Dear Commissioner:

         On behalf of Lehman Brothers Holdings Inc. (the "Reporting Person"), submitted in electronic form for filing, is a Schedule 13G relating to the Reporting Person's ownership of Preferred Stock of Southern California Edison Co.

         Lehman Brothers Holdings Inc. wired on February 10, 1997 the $100.00 fee to the SEC's account at Mellon Bank for this filing today.

         If you have any questions regarding this filing, please contact the undersigned at (212) 526-1911.


Very truly yours,

/s/ Karen C. Manson
-------------------
Karen C. Manson
Vice President
Secretary


Enclosure

cc:  Southern California Edison Co.
     National Association of
       Securities Dealers, Inc.